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                              November 9, 2022

       Byron L. Bennett
       President
       Zergratran SA, Inc.
       501 East Las Olas Blvd., Suite 207
       Fort Lauderdale, FL 33301

                                                        Re: Zergratran SA, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed October 31,
2022
                                                            File No. 024-12006

       Dear Byron L. Bennett:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2022 letter.

       Amendment No. 1 to Form 1-A filed October 31, 2022

       Cover Page

   1. We note your disclosure here and under Plan of Distribution and Selling Securityholders continues to state that
your offering will terminate at the earlier of the date at which the maximum amount has been
sold or the date at which the offering is earlier terminated by the company at its sole
discretion and reissue comment 2. Please revise your disclosure to comply with Rule
251(d)(3)(i)(F) of Regulation A as it appears that your offering may extend beyond three
years.
 Byron L. Bennett
Zergratran SA, Inc.
November 9, 2022
Page 2

       Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Karina Dorin, Staff
Attorney at 202-551-3763 with any questions.



                                                           Sincerely,
FirstName LastNameByron L. Bennett
                                                           Division of
Corporation Finance
Comapany NameZergratran SA, Inc.
                                                           Office of Energy &
Transportation
November 9, 2022 Page 2
cc:       Jamie Ostrow
FirstName LastName